                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549



                                 SCHEDULE 13D
                                (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(A)

                       AMENDMENT NO. 4 (FINAL AMENDMENT)



                              MOORE PRODUCTS CO.
                               (Name of Issuer)


                                 COMMON STOCK,
                           PAR VALUE $1.00 PER SHARE
                        (Title of Class of Securities)

                                  615836-103
                     (CUSIP Number of Class of Securities)

                               KENNETH R. MEYERS
                              SIEMENS CORPORATION
                              153 E. 53RD STREET
                           NEW YORK, NEW YORK 10022
                                (212) 258-4000
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                with a copy to:

                               WILLIAM G. LAWLOR
                                PETER D. CRIPPS
                            DECHERT PRICE & RHOADS
                           4000 BELL ATLANTIC TOWER
                               1717 ARCH STREET
                       PHILADELPHIA, PENNSYLVANIA 19103
                                (215) 994-4000


                               February 23, 2000
            (Date of Event which Requires Filing of this Statement)

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 615836-103                                     PAGE 1 OF 5 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      SIEMENS ENERGY & AUTOMATION, INC.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      DELAWARE
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1000 shares of Common Stock
     OWNED BY             100%
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1000 shares of Common Stock
                          100%
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1000 shares of Common Stock
      100%
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      100%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 615836-103                                     PAGE 2 OF 5 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      SIEMENS AKTIENGESELLSCHAFT
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      THE FEDERAL REPUBLIC OF GERMANY
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1000 shares of Common Stock
     OWNED BY             100%
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1000 shares of Common Stock
                          100%
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1000 shares of Common Stock
      100%
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      100%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

                                  SCHEDULE 13D

  This Amendment No. 4 amends and supplements the Schedule 13D filed January 21, 2000 (as amended and supplemented, the "Schedule 13D") relating to the offer by Malibu Acquisition Corp., a Pennsylvania corporation ("Purchaser") and a direct wholly owned subsidiary of Siemens Energy & Automation, Inc. ("Parent"), a Delaware corporation and an indirect wholly owned subsidiary of Siemens Aktiengesellschaft, a corporation formed under the laws of the Federal Republic of Germany ("Siemens AG"), to purchase (i) all of the outstanding shares of common stock, par value $1.00 per share (the "Common Stock"), of Moore Products Co., a Pennsylvania corporation (the "Company"), at a price of $54.71 per share of Common Stock, net to the seller in cash, without interest thereon, and (ii) all of the outstanding shares of preferred stock, par value $1.00 per share (the "Preferred Stock" and, together with the Common Stock, the "Securities"), at a price of $21.88 per share of Preferred Stock, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 21, 2000 (the "Offer to Purchase") and in the Letter of Transmittal. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings assigned thereto in the Offer to Purchase.

  The Schedule 13D is hereby amended and supplemented as follows:

Item 4.  Purpose of Transaction.

  Following the Effective Time, the Board of Directors of the Surviving Corporation has been reconstituted and currently consists of Thomas J Malott and Gary K. Gabriel. See Schedule I to the Offer to Purchase.

Item 5.  Interest in Securities of the Issuer.

  On February 23, 2000, pursuant to the Agreement and Plan of Merger, dated as of January 16, 2000, among Parent, Purchaser and the Company, Purchaser merged with and into the Company, with the Company being the Surviving Corporation, in accordance with the relevant provisions of the Pennsylvania Business Corporation Law (the "Merger"). Upon the consummation of the Merger, each outstanding share of Common Stock (other than shares of Common Stock (i) held in the treasury of the Company or owned by any of its subsidiaries, (ii) owned by Parent or any of its subsidiaries and (iii) held by stockholders who properly perfect their appraisal rights) has been converted into the right to receive $54.71 in cash. At the Effective Time, the Securities owned by Purchaser were cancelled and the 1,000 issued and outstanding shares of common stock, par value $.01 per share, of Purchaser were converted into 1,000 validly issued, fully paid and nonassessable shares of Common Stock. Accordingly, Parent owns 100% of the outstanding shares of Common Stock and there are no outstanding shares of Preferred Stock.

                                   SIGNATURE

  After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct. In executing this statement, the undersigned agree, to the extent required by Rule 13d-1(f), that this statement is being filed on behalf of each of the reporting persons herein.

Dated:  February 28, 2000


                                  SIEMENS AKTIENGESELLSCHAFT



                                  By:  /s/ Eckart Stoer
                                       -----------------
                                    Name:  Eckart Stoer
                                    Title: Prokurist



                                  By:  /s/ Juergen Werth
                                       ------------------
                                    Name:  Juergen Werth
                                    Title: Syndicus


                                  SIEMENS ENERGY & AUTOMATION, INC.



                                  By:  /s/ Thomas J Malott
                                       --------------------
                                    Name:  Thomas J Malott
                                    Title: President and Chief Executive Officer

                               INDEX TO EXHIBITS

 EXHIBIT
---------
(1)        Filing Agreement, dated January 21, 2000.*


(2)        Offer to Purchase, dated January 21, 2000.**


(3)        Letter of Transmittal to Tender Shares of Common Stock and Preferred
           Stock.**

(4)        Notice of Guaranteed Delivery.**


(5) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.**

(6) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.**


(7) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.**

(8)        Summary Advertisement.**


(9)        Press Release dated January 17, 2000.**


(10)       Press Release dated January 21, 2000.**


(11) Agreement and Plan of Merger, dated as of January 16, 2000, by and among Parent, Purchaser and the Company.**


(12) Confidentiality Agreement, dated as of November 15, 1999, by and among Parent and the Company.**

(13) Tender and Option Agreement, dated as of January 16, 2000, by and among Parent, Purchaser and certain stockholders of the Company.**


(14)       Press Release dated February 2, 2000.***


(15)       Press Release dated February 18, 2000.****

*          Previously filed.
** Incorporated by reference to the Schedule 14D-1 filed January 21, 2000 by Siemens AG, Parent and Purchaser.
***        Incorporated by reference to Exhibit (a)(10) to Amendment No. 1 to
           Schedule 14D-1 and Schedule 13D filed February 3, 2000 by Siemens AG, Parent and Purchaser.
****       Incorporated by reference to Exhibit (a)(11) to Amendment No. 3 to
           Schedule 14D-1 and Schedule 13D filed February 23, 2000 by Siemens AG, Parent and Purchaser.